SECU 11023464 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East 55th Street, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Stein 212-338-3226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSiena CPAs, LLP
(Name – *if individual, state last, first, middle name*)

450 Seventh Avenue, Suite 801 New York, NY 10123
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Howard Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN M BODINE
Notary Public - State of New York
NO. 01806231369
Qualified in New York County
My Commission Expires 11/22/14

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTG, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash (Note 6)	$ 169,259	$ 2,140,687
Special Reserve Bank Account (Note 7)	1,201	0
RECEIVABLES:		
Due from Related Party (Note 11)	53,371	134,849
Other Receivable	4,348	0
TOTAL CURRENT ASSETS	228,179	134,849
OTHER ASSETS:		
Bank ACH Account (Note 6)	121,794	0
Clearing Deposit (Note 3)	250,000	250,000
TOTAL ASSETS	$ 599,973	$ 2,525,536
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 24,796	$ 0
Accrued Expenses (Notes 2b)	10,734	182,410
TOTAL CURRENT LIABILITIES	35,530	182,410
OTHER LIABILITIES:		
Customer Deposits	692	0
Bank ACH Liability (Note 6)	121,103	0
Subordinated Loans Payable (Note 5)	215,000	215,000
TOTAL LIABILITIES	372,325	397,410
MEMBERS' EQUITY: (Note 12)		
Members' Net Investments - Beginning	2,128,126	650,585
Capital Contribution	1,082,984	100,000
Distributions	(1,501,129)	(2,268,082)
Net Profit (Loss)	(1,482,333)	3,645,623
TOTAL MEMBERS' EQUITY	227,648	2,128,126
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 599,973	$2,525,536

The accompanying notes are an integral part of these financial statements.